October 26, 2020

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Sugarfina Corporation

Draft Offering Statement on Form 1-A

Submitted September 16, 2020

CIK No. 0001824123

Dear Ms. Ransom:

We acknowledge receipt of the comments in your letter dated October 15, 2020 regarding the Draft Offering Statement of Sugarfina Corporation (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A Submitted September 16, 2020

Cover Page

1.	We note your disclosure that investors will grant a proxy to the Company’s chief executive officer on all matters put to a vote of the stockholders. Please revise, if true, to prominently disclose on the cover and in the summary that the proxy will terminate upon the closing of a firm commitment underwritten public offerings.

The Company has added the additional disclosure requested by the Staff to the cover page and to the “Risk Factors” section on pages 26 and 27.

Summary, page 7

2.	Please revise here and in your Business section to update the status of the reincorporation from a Delaware LLC into a Delaware corporation which was scheduled to occur on September 26, 2020.

The Company has revised the disclosure to state that it has reincorporated from a Delaware LLC into a Delaware corporation on page 4, in the “Summary” (page 7), the “Risk Factors” (page 10), and the “Business” (page 32) sections.

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The Company is controlled by its CEO and two of its current directors, page 27.

3.	This risk factor is not consistent with the disclosure you provide in the beneficial ownership table that appears on page 58, which does not reflect that Mr. LaPorta owns a controlling interest in the company, directly or indirectly. Please revise or advise.

The Company revised the disclosure in the risk factor heading and text on page 26 to state that the Company is controlled by two of its current directors.

Suppliers and Raw Materials, page 38

4.       You disclose that your supply and packaging is performed on a purchase order basis, rather than under contract. However, given that your largest supplier of confectionery supplied approximately 23% of your total raw candy, please revise to describe the material terms of your arrangement with this party. For instance, please disclose payment terms and termination provisions as well as provisions governing breach. Similarly, please describe the material terms of your co-packing agreement with your logistics partner and your assembly and distribution agreements. To the extent that any of these agreements are governed by written contract rather than purchase order, please file them as exhibits with your next amendment.

The Company revised page 35 in the “Business” section to describe the material terms of its purchase order arrangement. The Company has also revised the disclosure on page 35 to describe the material terms of its co-packing agreement and filed that agreement as Exhibit 6.4 to the Offering Statement.

Plan of Operations, page 50

5.       Please revise your Plan of Operations to describe how you intend to accomplish the various objectives set forth in the “Overview” on page 35 and under “Suppliers and Raw Materials” on page 38. Your disclosure should specifically address the cost of each initiative or project, and the proposed timing, including relevant milestones. In addition, please discuss specific challenges or obstacles that may prevent you from accomplishing your stated goals. Please also clarify whether the proceeds from the offering will satisfy your cash requirements and whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of From 1-A.

The Company has revised the disclosure regarding its plan of operations in the MD&A to describe how it plans to accomplish objectives discussed in “Overview” and “Suppliers and Raw Materials”. Specifically, the disclosure has been revised to provide more detail regarding each initiative or project, how the Company intends to accomplish its objectives, proposed timing, and milestones, including any obstacles that may hinder it from accomplishing its objectives. Additionally, in the Plan of Operations section, the Company discusses whether it anticipates needing to raise additional funds in the next six months to implement its proposed plan of operations.

Common Stock, page 60

6.       Please revise to clarify the duration of the proxy. In this regard, Section 212 of the Delaware General Corporate law seems to state that no proxy shall be acted upon 3 years from its date, unless the proxy provides for a longer period.

The Company has revised the proxy contained in the subscription agreement to state that it terminates upon the earlier of the closing of a firm commitment underwritten public offering, the effectiveness of a registration statement under the Exchange Act covering the Common Stock, or 5 years from the date of execution of the subscription agreement and has updated all references in the Offering Circular to reflect that change.

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Plan of Distribution, page 61

7.       Refer to the second-to-last paragraph on page 62. We note that you reference the StartEngine website as the location to purchase shares in connection with this Regulation A offering. However, the link in the offering statement appears to direct users to the site’s landing page. Please provide us with a direct link to the page that will be used in connection with this offering or advise.

The Company has added the URL to page 58 for the webpage on StartEngine through which Sugarfina will conduct its Regulation A offering. For your convenience, we include the link here as well – www.startengine.com/sugarfina.

Bonus Shares; Discounted Price for Certain Investors, page 62

8.       Please revise your disclosure to address whether certain investors will be unable to receive the bonus shares if you have issued all of the shares from the bonus share pool and include appropriate risk factor disclosure, as necessary.

The Company believes that it has reserved a sufficient number of bonus shares to meet the potential demand of investors. The Company has been advised by StartEngine that the average investment in Regulation A offerings on its platform is below $2,000. However, for purposes of determining how many bonus shares to provide in this offering, the Company assumed that all investors in the offering invest $10,000. Accordingly, if every investor invested $10,000 at $10 per share (2,500 investors), the Company would issue an additional 100 shares to each investor (1,000 x .1), which in turn represent 250,000 bonus shares (100 x 2,500).

Subscription Procedures, page 63

9.       Please revise to clarify the situations when a closing will occur and the events or contingencies that must occur for the funds to be released to you.

The Company has revised the disclosure to reflect the process by which it may request the disbursement of funds from the escrow agent.

Consolidated Financial Statements, page F-1

10.       Please provide the required fresh-start disclosures or tell us how you determined fresh-start reporting does not apply. Refer to ASC 852-10-45-21, ASC 852-10-50-7 and ASC 852-10-55-4 through 55-11

The Company determined that fresh-start reporting was not applicable to its acquisition event.

ASC 852-10-15-2 states that the Subtopic 852-10 applies to:

a.	Reorganizations by entities that expect to reorganize as a going concern under Chapter 11.
b.	Reorganizations by entities upon emergence from Chapter 11 under confirmed plans.

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The Successor determined that it did not fit either of these scenarios, as the Successor did not emerge from bankruptcy under a confirmed reorganization plan, but rather acquired certain assets and liabilities of the Predecessor through a Section 363 sale occurring on October 22, 2019 under terms of an Asset Purchase Agreement.  After the Section 363 asset sale, the bankrupt entity (Predecessor) continued forward in bankruptcy and subsequently received confirmation of its winddown plan on May 13, 2020. The Successor determined that it should account for the acquisition of assets from the Predecessor in accordance with ASC 805 Business Combinations.

Consolidated Balance Sheets, page F-4

11.       In your balance sheets, please distinguish liabilities subject to compromise from those that are not. Refer to ASC 852-10-45-4 and the example in ASC 852-10-55-3.

With respect to the Successor balance sheets presented, there are no liabilities which are subject to compromise. The liabilities assumed contractually by the Successor were paid in full per the Asset Purchase Agreement.  In addition, the December 31, 2018 balance sheet of the Predecessor does not present liabilities subject to compromise as of that reporting date as it was prior to the bankruptcy petition filing in September 2019. The Company understands that the guidance established in ASC 852-10-45 relates rather to financial statements for periods including and after filing the Chapter 11 petition (ASC 852-10-45-2).

Consolidated Statements of Operations and Comprehensive Loss, page F-5

12.       Please explain to us your basis for not presenting EPS for the predecessor and successor here and on page F-36 and how you considered the guidance in ASC 260-10-45 and ASC 852-10-45-16 in your determination.

According to ASC 260-10-15, earnings per share information is required only for those entities that “have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally.”

Further, ASC 260 also requires presentation of earnings per share information “by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.” As such, the Company acknowledges the Staff’s comment and has disclosed earnings per share information for the Successor periods presented.

The Company respectfully advises the Staff that it does not believe that the presentation of earnings per share information is required for the Predecessor period presented, nor would ASC 852-10-45-16 apply, as this is historical reporting information for a nonpublic business acquired through a Section 363 auction, as opposed to historical reporting information for the reporting entity.  The Company believes that presenting Predecessor earnings per share information would not be meaningful or comparable to the required Successor earnings per share information.

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Note 1 – Operations

Bankruptcy of Sugarfina, Inc., page F-10

13.       Please disclose when the Plan for Reorganization was confirmed by the Bankruptcy Court. Refer to ASC 852-10-05 and ASC 855-10-25-4.

The Bankruptcy Court confirmed the Plan for Reorganization on May 13, 2020. We have added that date to the disclosure in the Offering Statement at page 7 and page F-10.

Exhibits

14.       Please file all material agreements with your next amendment. In this regard, we note that you have not filed the material agreements you entered into in connection with your reorganization.

The Company has filed all material agreements as exhibits to the Offering Statement.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Sugarfina Corporation. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Scott LaPorta

Chief Executive Officer

Sugarfina Corporation

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